SMIC Offers Stable and Robust Wafer Productions for Fingerprint Sensors

SHANGHAI, May 20, 2014 /PRNewswire/ — Semiconductor Manufacturing International Corporation (“SMIC”; NYSE: SMI; SEHK: 981), China’s largest and most advanced semiconductor foundry, today announced that the company has ramped up wafer productions for fingerprint sensors with stable and robust solutions. Fingerprint sensor is the key device of fingerprint identification and automatic collection. Fingerprint identification is considered as the safest and most developed way of authenticating your identity for Smartphones, tablets and other mobile computing products, Internet of Things (IoT), banks and mobile payments, computer peripherals, physical access control, time and attendance, etc.

SMIC’s fingerprint sensors manufacturing solution has complete independent IP design modules and delivers excellent yield rate and cost optimization. In addition, SMIC’s wafer solutions for fingerprint sensor adopt a special coating protection process which enhances the surface coating’s hardness to make it more solid and scratch resistant.

Fingerprint identification has a promising market growth in Smartphones. According to IHS, there were 4.5 million Smartphones shipped with integrated fingerprint sensors in 2012, the amount increased 10 times to 45.7 million in 2013, and the total amount will reach 525 million in 2017.

“At present, SMIC’s wafer manufacturing solutions for fingerprint recognition has been widely accepted and welcomed by various customers, and has received a positive market response,” said Mike Rekuc, Executive Vice President of SMIC Worldwide Sales and Marketing. “One of our important customers, Fingerprint Cards AB (FPC), a leading provider of fingerprint sensors, has its product based on one of SMIC’s stable and robust semiconductor process. This particular customer has occupied a dominant position, both in the mobile space where they are included in 23 launched Android mobile devices, and in the fixed space where they enjoy a market share in excess of 80% in the Chinese market through sales to all major Chinese banks. This is confirming FPC’s leading position in the market for capacitive fingerprint sensor devices, as well as demonstrating SMIC’s outstanding manufacturing and service capabilities to provide competitive products to customers and help them hit and enlarge their target market.”

About SMIC

Semiconductor Manufacturing International Corporation (“SMIC”; NYSE: SMI; SEHK: 981) is one of the leading semiconductor foundries in the world and the largest and most advanced foundry in mainland China. SMIC provides integrated circuit (IC) foundry and technology services at 0.35-micron to 28-nanometer. Headquartered in Shanghai, China, SMIC has a 300mm wafer fabrication facility (fab) and a 200mm mega-fab in Shanghai; a 300mm mega-fab in Beijing and a majority owned 300mm fab for advance nodes under development; a 200mm fab in Tianjin; and a 200mm fab project under development in Shenzhen. SMIC also has marketing and customer service offices in the U.S., Europe, Japan, and Taiwan, and a representative office in Hong Kong. For more information, please visit www.smics.com.

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(Under the Private Securities Litigation Reform Act of 1995)

This document contains, in addition to historical information, “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on SMIC’s current assumptions, expectations and projections about future events. SMIC uses words like “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project” and similar expressions to identify forward looking statements, although not all forward-looking statements contain these words. These forward-looking statements are necessarily estimates reflecting the best judgment of SMIC’s senior management and involve significant risks, both known and unknown, uncertainties and other factors that may cause SMIC’s actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements including, among others, risks associated with cyclicality and market conditions in the semiconductor industry, intense competition, timely wafer acceptance by SMIC’s customers, timely introduction of new technologies, SMIC’s ability to ramp new products into volume, supply and demand for semiconductor foundry services, industry overcapacity, shortages in equipment, components and raw materials, availability of manufacturing capacity, financial stability in end markets and intensive intellectual property litigation in high tech industry.

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SMIC Contact Information:

English Media
Michael Cheung
Tel: +86-21-3861-0000 x16812
Email: Michael—Cheung@smics.com

Chinese Media
Angela Miao
Tel: +86-21-3861-0000 x10088
Email: Angela—Miao@smics.com